Mail Stop 4561

July 27, 2007

Mr. Timothy W. Metz
President and Chief Executive Officer
PeakSoft Multinet Corp.
3930 Meridian Street
Suite C117
Bellingham, Washington 98226

      Re: **PeakSoft Multinet Corp.**
                Form 20-F for the Fiscal Year Ended September 30, 2006
                File No. 000-24069

Dear Mr. Metz:

       We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended September 30, 2006

Independent Auditor's Report, page 35

1.   The independent auditor's report states that the audit was conducted in accordance with the Canadian Generally Accepted Auditing Standards. The report should indicate that the audit was performed in accordance with the standards of the Public Company Accounting Oversight Board (US). Please refer to the requirements in Instruction 2 of Item 8.A.2 of Form 20-F and Article 2-02 of Regulation S-X. Please file an amendment to your Form 20-F to comply with this requirement.

Item 15. Controls and Procedures

2.   Your filing does not include the controls and procedures disclosure required by Item 15(a) and (d) of Form 20-F. Please note, disclosure controls and procedures are defined in Exchange Act Rules 13a-15(e) and 15d-15(e). See SEC Releases 33-8238 and 83-8760 for further guidance with respect to these rules. Please file an amendment to your Form 20-F to include controls and procedures disclosure that conforms to the requirements of Item 15 of Form 20-F.

Item 19. Exhibits

Certifications

3.   It does not appear that you have filed the principal executive and principal financial officer certifications required by Instruction 12 of Item 19 of Form 20-F and Rules 13a-14(a) and 15d-14(a). Please include the certifications with your amended Form 20-F. We again refer you to SEC Releases 33-8238 and 83-8760 for further guidance concerning these rules.

*****

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Christopher White, Senior Staff Accountant, at (202) 551-3461 or me at (202) 551-3226 if you have any questions regarding our comments on the financial statements and related matters.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant

CC: Calvin Patterson via Facsimile (604) 533-4758
        Barristers & Solicitors
        Suite 107 - 20644 Eastleigh Crescent
        Langley, BC V3A 4C4